I.D. Systems, Inc.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

November 14, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	I.D. Systems, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 29, 2013

File No. 001-15087

Dear Mr. Spirgel:

On behalf of I.D. Systems, Inc. (the “Company”), I am writing in response to your letter dated November 12, 2013 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 29, 2013. For your convenience, your comment is restated in full in boldface type below, and the Company’s response follows the comment.

Management’s Discussion and Analysis

Results of Operations, page 37-41

1. In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), and the Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013
Page 2

The Company has provided in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, as filed with the Commission on November 14, 2013, and will continue to provide in future filings with the Commission, a more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period, without merely repeating numerical data contained in the financial statements.

* * *

In connection with responding to your comments set forth in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (201) 996-9000 (ext. 7733) should you wish to further discuss your comment or the Company’s response thereto.

Very truly yours,

/s/ Ned Mavrommatis

Ned Mavrommatis

Chief Financial Officer

cc:	VIA ELECTRONIC MAIL

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

ssiesser@lowenstein.com